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LATHAM & WATKINS

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Tel: +44(0)20-7710-1000 Fax: +44(0)20-7374-4460
www.lw.com

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05009498

29 June 2005

File No. 040006-0000


SEC MAIL PROCESSING
RECEIVED
JUL 0 5 2005
WASH, D.C.
185
SECTION

VIA MESSENGER

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

SUPPL

Ladies and Gentlemen:

Re: **Yara International ASA - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

On behalf of Yara International ASA and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find a press release titled "Yara improves financing conditions" and dated 27 June, 2005.

Feel free to call me with any questions on +44 207 710-1014.

Kindly acknowledge receipt of this letter by stamping the enclosed copy letter and returning it to our courier.

Yours sincerely,

Alexander F. Cohen
LATHAM & WATKINS

Enclosure

PROCESSED
JUL 07 2005
THOMSON FINANCIAL

LO\241924.1



Yara improves financing conditions

Oslo (2005-06-27): Yara International ASA has signed a 7 year syndicated revolving loan agreement of USD 1,000 million with an improved interest rate margin.

The new facility will replace the previous USD 750 million 5 year syndicated loan and will provide for general corporate purposes in the future. Yara has obtained improved conditions in the new loan agreement as the margin is reduced from 32.5 basis points to 20 basis points with today's leverage. The maturity is prolonged, and the company has achieved increased flexibility for its operations, reflecting the company's achievements during its first year of operation as an independent company.

Barclays Capital, BNP Paribas, Citigroup, DnBNOR Bank ASA and Danske Bank A/S were mandated lead arrangers for this financing. The facility was successfully syndicated among the mandated lead arrangers and a group of 13 banks with Barclays Capital, BNP Paribas, Citigroup and Danske Bank A/S acting as bookrunners and with DnBNOR Bank ASA as facility agent.

"We are very satisfied with the terms of the loan agreement as well as with the positive interest and trust Yara has achieved in the financial market," says Yara CFO Hallgeir Storvik.

Contact

Egil Hogna, Investor Relations
Telephone (+47) 24 15 71 66
Cellular (+47) 90 187 865
E-mail **egil.hogna@yara.com**

Arne Cartridge, Media Relations
Telephone (+47) 24 15 73 01
Cellular (+47) 47 900 900
E-mail **arne.cartridge@yara.com**

Yara International ASA is the world's leading supplier of mineral fertilizers with particular strength in nitrogen-based fertilizers. Yara has a local presence in 50 countries worldwide. Yara sells more than 20 million tonnes of mineral fertilizers in more than 120 countries. Yara offers fertilizers meeting the nutrient needs of local crops supported by agronomic advice to make farming more profitable and agriculture more sustainable. Yara has a strong position in industrial markets in Europe as a supplier of nitrogen-based chemicals and is the leading supplier of liquid CO2.
www.yara.com